Via EDGAR
October 6, 2009

Attn:	Ms. Melissa Walsh
Mr. Craig Wilson
	Re:	NetApp, Inc.
Form 10-K for the Fiscal Year Ended April 24, 2009
Form 10-Q for the Quarterly Period Ended July 31, 2009
File No. 000-27130
     Dear Ms. Walsh and Mr. Wilson:
     Reference is made to the comment letter, dated September 24, 2009, received from the Securities and Exchange Commission (the “Commission”) by NetApp, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filing. Your letter requested a response from the Company within ten business days of the date of the letter (i.e., by October 8, 2009). The Company hereby confirms that, based on its request for an extension of this deadline, it will provide its response to the comment letter on or before Friday, October 23, 2009.
     Please contact me at 408-822-3108 if you wish to discuss our request for an extension.

Sincerely,
/s/ Andrew Kryder
Andrew Kryder, Secretary, General Counsel and Senior Vice President, Legal and Tax, NetApp, Inc.